                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                              (Amendment No. 6)*




                         CLEVETRUST REALTY INVESTORS
  -----------------------------------------------------------------------------
                                (Name of Issuer)



                Shares of Beneficial Interest $1.00 par value
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 186780-10-2
  -----------------------------------------------------------------------------
                                 (CUSIP Number)

  Howard Amster, 25812 Fairmount Blvd, Beachwood, Ohio 44122 (216) 595-1047
  -----------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              February 19, 1997
       ----------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
                               Amendment No. 6

 CUSIP NO. 186780-10-2                                                                  PAGE 2 OF 9 PAGES

-----------------------------------------------------------------------------------------------------------
|   1 | NAME OF REPORTING PERSON                                                                          |
|     | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                                 |
|     |                                                                                                   |
|     |                                                   HOWARD AMSTER                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [   ] |
|     |                                                                                              ---- |
|     |                                                                                         (b) [ X ] |
|     |                                                                                              ---- |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | SOURCE OF FUNDS*                                                                                  |
|     |                                                                                                   |
|     |                                                PF                                                 |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                 |
|     | TO ITEMS 2(d) OR 2(e)                                                                       [   ] |
|     |                                                                                              ---- |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                  USA                                              |
|     |                                                                                                   |
|-------------------------------|-------|-----------------------------------------------------------------|
|            NUMBER OF          |     7 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       |                   1,010,380                                     |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     8 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|            OWNED BY           |       |                      10,000                                     |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     9 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|            REPORTING          |       |                   1,010,380                                     |
|                               |       |                                                                 |
|             PERSON            |-------|-----------------------------------------------------------------|
|                               |    10 |  SHARED DISPOSITIVE POWER                                       |
|              WITH             |       |                                                                 |
|                               |       |                      10,000                                     |
|-------------------------------|-------|-----------------------------------------------------------------|
|  11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     |                                                     1,020,380                                     |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                    |
|     | SHARES*                                                                                     [ X ] |
|     |                                                                                              ---- |
|-----|---------------------------------------------------------------------------------------------------|
|  13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                |
|     |                                                                                                   |
|     |                                                     19.7%                                         |
|-----|---------------------------------------------------------------------------------------------------|
|  14 | TYPE OF REPORTING PERSON*                                                                         |
|     |                                                     IN CO                                         |
|     |                                                                                                   |
-----------------------------------------------------------------------------------------------------------

                                 SCHEDULE 13D
                               Amendment No. 6

 CUSIP NO. 186780-10-2                                                                  PAGE 3 OF 9 PAGES

-----------------------------------------------------------------------------------------------------------
|   1 | NAME OF REPORTING PERSON                                                                          |
|     | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                                 |
|     |                                                                                                   |
|     |                                                           Tamra F. Gould                          |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [   ] |
|     |                                                                                              ---- |
|     |                                                                                         (b) [ x ] |
|     |                                                                                              ---- |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | SOURCE OF FUNDS*                                                                                  |
|     |                                                                                                   |
|     |                                                               PF                                  |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                 |
|     | TO ITEMS 2(d) OR 2(e)                                                                       [   ] |
|     |                                                                                              ---- |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                               USA                                 |
|     |                                                                                                   |
|-------------------------------|-------|-----------------------------------------------------------------|
|            NUMBER OF          |     7 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       |                             131,800                             |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     8 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|            OWNED BY           |       |                              10,000                             |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     9 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|            REPORTING          |       |                             131,800                             |
|                               |       |                                                                 |
|             PERSON            |-------|-----------------------------------------------------------------|
|                               |    10 |  SHARED DISPOSITIVE POWER                                       |
|              WITH             |       |                              10,000                             |
|                               |       |                                                                 |
|-------------------------------|-------|-----------------------------------------------------------------|
|  11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                               141,800                             |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                    |
|     | SHARES*                                                                                     [ X ] |
|     |                                                                                              ---- |
|-----|---------------------------------------------------------------------------------------------------|
|  13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                |
|     |                                                              2.74%                                |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|  14 | TYPE OF REPORTING PERSON*                                                                         |
|     |                                                              IN CO                                |
|     |                                                                                                   |
-----------------------------------------------------------------------------------------------------------

                                  Schedule 13D
                                 Amendment No. 6

CUSIP No. 186780-1--2                                       Page 4 of 9 Pages

There are no other changes to the Schedule 13D, except as set forth in a 5th, 4th 3rd, 2nd, 1st amendment and as set forth in this 6th amendment.

Item 1. Security and Issuer.

The Schedule 13D as originally filed related to shares of Beneficial Interest, $1.00 par value (the "Shares"), of CleveTrust Realty Investors (the "Issuer"). The Schedule 13D as originally filed reported the address of the Issuer as:

CleveTrust Realty Investors
2001 Crocker Road, Suite 400
Westlake, Ohio 44145
John C. Kikol, President


Item 2. Identity and Background.

Howard Amster and Tamra F. Gould are husband and wife.

The Schedule 13D originally filed reported Tamra F. Gould as a reporting person.

The Schedule 13D originally filed reported that Tamra F. Gould's address is 25812 Fairmount Blvd, Beachwood, Ohio 44122.

The Schedule 13D originally filed reported- Tamra F. Gould's principal occupation as a Securities Trader at Tamar Securities, Inc., a Broker Dealer, 25812 Fairmount Blvd., Beachwood, Oh 44122

The Schedule 13D originally filed reported that Tamra F. Gould has not within the last five years been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any).

The Schedule 13D originally filed reported that Tamra F. Gould is a citizen of the U.S.A.

The Schedule 13D originally filed reported Howard Amster as a reporting person.

The Schedule 13D originally filed reported that Howard Amster's address is 25812 Fairmount Blvd., Beachwood, Ohio 44122

The Schedule 13D originally filed reported that Howard Amster's principal occupations is a stockbroker. This amendment no. 6 changes his address to.. Everen Securities, Inc. (previously known as Kemper Securities, Inc.) at 23811 Chagrin Blvd, Suite 200, Beachwood, Ohio 44122

The Schedule 13D originally filed reported that Howard Amster has not within the last five years been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any).

                                  Schedule 13D
 CUSIP No. 186780-1-2             Amendment No.6              Page 5 of 9 Pages



The Schedule 13D originally filed reported that Howard Amster is a citizen of the U.S.A.

The Schedule 13D originally filed reported that Mr. Amster is a member of the Board of Trustees of the Issuer.

This Amendment No. 6 further amends Schedule 13D to report on February 19, 1997, the Issuer and its principal shareholders (the "Principal Shareholders") entered into a letter of intent (the "Letter of Intent" with RM Crowe Company ("RMC"). Howard Amster and Tamra F. Gould are principal shareholders of the Issuer and executed the Letter of Intent. The Letter of Intent provides that RMC, the Issuer, and the Principal Shareholders intend to negotiate definitive agreements for RMC to acquire all of the outstanding Shares at a price of $6.42 per share, in cash.

The Letter of Intent provides that RMC shall have until March 31, 1997, to conduct a due diligence investigation. To evidence its good faith, RMC has deposited $300,000 in an escrow account. RMC has the sole discretion to terminate the Letter of Intent on or before March 31, 1997 and the $300,000 will be refunded. Assuming RMC does not terminate on or before March 31, 1997, the Issuer, RMC and the Principal Shareholders intend to enter into mutually acceptable agreements providing for the Share purchase. It is anticipated that if the parties execute a definitive agreement, RMC would make a tender offer for all of the Issuer's Shares in April, 1997. The trustees of the Issuer have unanimously approved the terms of the Letter of Intent and have agreed, in the event a definitive agreement is executed by the Issuer, that they will enter into an agreement to tender the shares they own in the tender offer. It is anticipated that the Issuer's Board of Trustees will unanimously recommend acceptance of the tender offer to the shareholders once the definitive agreement is executed.

The Letter of Intent provides that it may be terminated in certain circumstances. The Issuer has the right to terminate the Letter of Intent if RMC is unable to furnish it with evidence of preliminary approval of RMC's financing for the transaction on or before March 10, 1997.

The Letter of Intent states that it is expected that the definitive agreements will provide that RMC need not consummate the tender offer unless at least 90% of the outstanding Shares are tendered. RMC had indicated to the Issuer that if the tender offer is completed, RMC may desire to complete a merger to acquire, for the same consideration per Share as paid in the tender offer, any Shares not tendered. Consummation of the tender offer will be subject to the condition, among others, that, if necessary, the Issuer will adopt an amendment to its declaration of trust to permit such a merger.

As a result of the execution of the Letter of Intent, the Principal Shareholders might be deemed to have acquired, as a "group" pursuant to Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, beneficial ownership of all the Shares of beneficial interest of the Issuer that are subject to the Letter of Intent. Each of the Reporting Persons expressly disclaim any beneficial ownership

                                  Schedule 13D
                                 Amendment No.6
CUSIP No. 186780-1-2                                          Page 6 of 9 Pages

interest in any Shares held by any of the other Principal Shareholders. Nothing contained in this Schedule 13D should be deemed to be an admission by the Reporting Persons that a "group" exists within the meaning of Rule 13d-5(b)(1) as a result of the Letter of Intent. A copy of the Letter of Intent is filed with The Robert H Kanner Deferred Compensation Trust B and the Buckeye Business Products, Inc. Bargaining Unit Pension Trust 13D Amendment No. 3 filing as
Exhibit 1 and such Letter of Intent is incorporated herein by reference.


Item 3. Source and Amount of Funds or Other Consideration

The Schedule 13D as originally filed with its subsequent amendments reported that Tamra F. Gould, including her 100% owned corporation purchased all her CleveTrust Realty Investors shares using personal funds without borrowing.

The Schedule 13D as originally filed with its subsequent amendments reported that Howard Amster, including his 100% owned corporation and Individual Retirement Account purchased all his CleveTrust Realty Investors using personal funds without borrowing.

This Amendment No. 6 reports that Howard Amster in his Individual Retirement Account purchased an additional 36000 shares of CleveTrust Realty Investors using personal funds without borrowing.

The total consideration of that purchase was $111,876.50.

The Schedule 13D as originally filed reported that Tamra F. Gould and Howard Amster purchased all their jointly owned CleveTrust Realty Investors using personal funds without borrowing.


Item 4. Purpose of Transaction.

The Schedule 13D as originally filed reported that Tamra F. Gould and Howard Amster acquired their shares for purposes of investment. Howard Amster is a Trustee of CleveTrust Realty Investors. Howard Amster and Tamra F. Gould had no plans or proposals which related to or would result in the following: The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer provided, however, the reporting persons might acquire additional shares or other securities of the Issuer or dispose of some or all of their shares depending upon market conditions and their personal circumstances; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries-, any change in the present board of Trustees or management of the Issuer, including any plans or proposals to change the number of term of Trustees or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the

                                  Schedule 13D
CUSIP No. 186780-1-2            Amendment No. 6               Page 7 of 9 Pages


acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

The Schedule 13D is further amended to report, as described in Item 2, that Howard Amster and Tamra F. Gould are parties to the Letter of Intent. If the tender offer contemplated by the Letter of Intent is completed, the Reporting Persons intend to dispose of all of their Shares for the price and in the manner contemplated by the Letter of Intent. It is also anticipated that the shares owned by Howard Amster's Individual Retirement Account will be tendered in the tender offer. The Letter of Intent also contemplates possible merger of the Issuer with another entity and payment to all other shareholders of the Issuer of the same cash consideration per Share as in the tender offer. The Letter of Intent provides that RMC shall be entitled to appoint new Trustees of the Issuer upon consummation of the tender offer. If the tender offer is completed and the merger is not completed, the Shares may no longer be eligible for trading in any recognized market and the Issuer may be eligible to terminate its registration and reporting under the Securities Exchange Act of 1934, depending on the number of shareholders of the Issuer after the tender offer.

Item 5. Interest in Securities of the Issuer

(a)/(b) The aggregate amount owned by the Reporting Persons is 1,152,180 shares or 22.25% of the outstanding shares.

        Howard Amster in his own name, his 100% owned corporation and his Individual Retirement Account beneficially owns 1,010,380 shares or 19.51% of the outstanding shares.

        Tamra F. Gould in her own name and her 100% owned corporation beneficially owns 131,800 shares or 2.55% of the outstanding shares.

        Howard Amster and Tamra F. Gould jointly own 10,000 shares or .19% of the outstanding shares.

        Other than the shares jointly owned, Tamra F. Gould disclaims beneficial ownership of all shares owned by Howard Amster.

        Other than the shares jointly owned, Howard Amster disclaims beneficial ownership of all shares owned by Tamra F. Gould

  (c) The Schedule 13D as originally filed with subsequent amendments reported that Howard Amster and Tamra F. Gould acquired shares as follows:
                                        price    shares
        Howard Amster    Dec 28, 1992   2.50    288,000 in offering from Issuer
        Tamra F. Gould   Dec 28, 1992   2.50    100,000 in offering from Issuer

                                  Schedule 13D
CUSIP No. 186780-1-2              Amendment No.6            Page 8 of 9 Pages

           H. Amster/T.Gould jointly Dec 28, 1992 2.50      10,000 in offering from Issuer
           Howard Amster         Jan 14, 1994     3.25     144,600 in offering from Issuer
           Tamra F. Gould        Jan 14, 1994     3.25      31,000 in offering from Issuer
           Howard Amster         Feb  4, 1994     3.25     441,511 in offering from Issuer
           Howard Amster         Mar 18, 1994     3.25      38,165 in open market transaction
           Howard Amster         May 18, 1994     3.00      25,000 in open market transaction
           Howard Amster         Sep  1, 1994     2.92525   28,000 in open market transaction
           Howard Amster         Sep 28, 1994     2.935      7,904 in open market transaction

This Amendment No. 6 to Schedule 13D reports the following additional purchases by
Howard Amster in his Individual Retirement Account.
           Howard Amster         Dec  2, 1994     3.1875    13,000 in open market transaction
           Howard Amster         Dec  8, 1994     3.125     13,000 in open market transaction
           Howard Amster         Jan 24, 1995     2.98       5,000 in open market transaction
           Howard Amster         Jan 25, 1995     2.98       5,000 in open market transaction


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           See Item 2 for a description of the Letter of Intent, to which Howard Amster and Tamra F. Gould are bound.

Item 7. Material to be Filed as Exhibits.

           1.    A copy of the Agreement between the Reporting Persons.

           2.    A copy of the Letter of Intent is incorporated by reference to
                 Exhibit 1 of Amendment 3 to Schedule 13D filed by The Robert H Kanner Deferred Compensation Trust B and the Buckeye Business Products, Inc. Bargaining Unit Pension Trust




Signature
                                                  /s/ Howard Amster
Date:   3/7/97                                    ----------------------------
                                                      Howard Amster


                                                  /s/ Tamra F. Gould
                                                  ----------------------------
                                                      Tamra F. Gould

                                                            Page 9 of 9 Pages





                                    AGREEMENT



Howard Amster and Tamra F. Gould hereby agree that the Schedule 13D Amendment No. 6 to which this Agreement is attached as an exhibit is filed on behalf of each of them.



                                                  /s/ Howard Amster
Date:   3/7/97                                    ----------------------------
                                                      Howard Amster


                                                  /s/ Tamra F. Gould
                                                  ----------------------------
                                                      Tamra F. Gould